FEDERATED HERMES GOVERNMENT INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 20, 2023

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES GOVERNMENT INCOME TRUST (the “Registrant”) Federated Hermes Government Income Fund (the “Fund” or the “Surviving Fund”) 1933 Act No. 333-275617 1940 Act No. 811-03352

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on December 13, 2023, regarding its Preliminary Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on November 17, 2023.

GENERAL COMMENTS

a. The Registrant and its management are responsible for the accuracy and adequacy of its disclosure notwithstanding review by, or absence of action of, the Staff.

b. The Registrant must file its responses on EDGAR no later than 5 business days before the proposed effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.

c. The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.

d. Where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

With respect to General Comment a., the Registrant understands its responsibility. With respect to General Comments b. through d., the Registrant will comply as requested.

Prospectus/Proxy Statement

COMMENT 1.

The Staff notes that the Registrant is relying on the charter documents of the Registrant and Federated Hermes Government Income Securities, Inc., (the “Reorganizing Fund”) and applicable Maryland and Massachusetts state and U.S. federal law (including Rule 17a-8 under the 1940 Act), to effect the reorganization without the approval of shareholders of the Reorganizing Fund.

The Staff further notes that Class F Shares of the Reorganizing Fund, which do not have a Rule 12b-1 fee, are to be reorganized into the Service Shares of the Surviving Fund which do have an approved Rule 12b-1 fee.

Please explain how the Registrant is relying on Rule 17a-8 under the 1940 Act to effect the reorganization. In addition, please explain why Class F Shares of the Reorganizing Fund are not being reorganized into the Surviving Fund’s Institutional Shares which do not have a Rule 12b-1 fee.

RESPONSE:

In response to the Staff’s comment, the Registrant will propose to its Board of Trustees that the Rule 12b-1 Plan be amended prior to the reorganization to remove any Rule 12b-1 fee from the Service Shares of the Surviving Fund. The Reorganization will be contingent upon such board approval being received and will not be consummated absent such approval being received in advance.

Service Shares of the Surviving Fund have never been charged a Rule 12b-1 fee, so there will be no impact to the current fees and operating expenses of the Surviving Fund. However, this amendment will remove the possibility that a Rule 12b-1 fee could be charged to this class in the future without shareholder approval. As a result, the Registrant will be able to rely on Rule 17a-8 to reorganize Class F Shares of the Reorganizing Fund into Service Shares of the Surviving Fund.

COMMENT 2. Q&A - Why has the Board of Trustees recommended that I vote in favor of the Proposal? Bullet One.

Under the first bullet point we note the phrase “comparable historical performance record.” Please revise to state more specifically that for the ten-year period the Surviving Fund’s Institutional Shares outperformed the Reorganizing Fund shares. In addition, we question whether the performance of the classes is comparable.

Also, in this bullet point and elsewhere in the Registration Statement, we note the phrase “lower anticipated gross and net total operating expenses for each share class.” Please disclose that the net total operating expenses of the Surviving Fund could increase after expiration of the expense limitation and add that the expiration could occur March 1, 2025.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined and deletions stricken):

“The Reorganizing Fund’s shareholders will become shareholders of the Surviving Fund that, as compared to the Reorganizing Fund, has a similar duration risk profile, greater assets, ~~comparable historical performance record~~, lower contractual investment advisory fee rate, and lower anticipated gross and net total operating expenses for each share class. The Surviving Fund’s net total operating expenses could increase after the expiration of the Fund’s expense limitation agreement in March 1, 2025 if such expense limitation agreement is not renewed. With respect to the one-year and five-year periods ended September 30, 2023, the Surviving Fund underperformed the Reorganizing Fund. However, the Surviving Fund outperformed the Reorganizing Fund for the ten-year period ended September 30, 2023 and in four of the last five calendar years.”

COMMENT 3. Q&A - Why has the Board of Trustees recommended that I vote in favor of the Proposal? Bullet Four.

Under the fourth bullet point we note the following:

“The pro forma total net operating expenses of the Surviving Fund are expected to be substantially the same after the Reorganization, while the total gross operating expenses before waivers are expected to be reduced.”

Please explain how the net operating expenses will be the same if the gross operating expenses are expected to be reduced. In addition, how is this statement consistent with bullet point one which states that there will be lower gross and net operating expenses in the Surviving Fund.

RESPONSE:

Supplementally, the Registrant confirms that the Reorganization is not anticipated to impact the pro forma net operating expenses as reflected in the “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” fee table line item of each Surviving Fund share class. While the gross operating expenses of each class of the Surviving Fund are expected to be reduced as a result of the Reorganization, the pro forma gross total annual operating fund operating expenses are anticipated to remain above the current Fee Limit of each class of the Surviving Fund. Accordingly, the Adviser would continue to waive and/or reimburse expenses pursuant to the expense limitation agreement, and the net operating expenses would continue to align with the applicable Fee Limit without change.

The Registrant also notes that bullet point four is, in part, a discussion of the current Surviving Fund operating expenses as compared to the pro forma Surviving Fund operating expenses. Bullet point one is, in part, a comparative statement that the Reorganizing Fund currently has higher gross and net operating expenses than the Surviving Fund. The Registrant confirms that the Reorganizing Fund’s net operating expenses are higher than the Surviving Fund’s net operating expenses.

COMMENT 4. Q&A – “How will the Reorganization affect my investment?

a.	Please clarify in the pro forma presentation that this reduction will only be available through the expense waiver termination date and identify that date and that the net expenses could increase after this date.
b.	In the second paragraph, please confirm supplementally whether the Adviser of the Reorganizing Fund has any right to recoup waived fees and if these recoupment rights will be carried over after the reorganization. If yes, please disclose these recoupment rights.

RESPONSE:

The Registrant will update the pro forma presentation to be consistent with the Registrant’s response to Comment 2 above.

Supplementally, the Registrant confirms the Adviser of the Reorganizing Fund has no arrangement for, or right to, recoup waived fees.

COMMENT 5. Q&A – Who will pay for the Reorganization?

The Staff notes the following disclosure:

“The Adviser will pay the direct and indirect expenses of the Reorganization (consisting primarily of legal and accounting fees), except that the Reorganizing Fund will bear direct shareholder communication expenses, such as the cost of printing and mailing the prospectus supplements and Prospectus/Information Statement relating to the Reorganization.”

Please add disclosure to the above statement that the fees will be paid whether or not the Reorganization occurs.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“The Adviser will pay the direct and indirect expenses of the Reorganization (consisting primarily of legal and accounting fees), except that the Reorganizing Fund will bear direct shareholder communication expenses, such as the cost of printing and mailing the prospectus supplements and Prospectus/Information Statement relating to the Reorganization. In each case, the fees will be paid whether or not the Reorganization occurs.”

COMMENT 6. Q&A – What should I do in connection with the Reorganization?

The Staff notes the following disclosure:

“Please do not attempt to make the exchange into the Surviving Fund yourself in advance of the Reorganization.”

Please add disclosure encouraging shareholders to wait for the Reorganization in order to avoid any tax consequences related to a self-directed exchange. If there is another reason that shareholders should not attempt to make an exchange themselves, please disclose this.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“Please do not attempt to make the exchange into the Surviving Fund yourself in advance of the Reorganization. Doing so in advance of the Reorganization will result in a taxable event. Exchanges that occur as part of the Reorganization will be tax-free.”

COMMENT 7. Prospectus/Proxy Statement Incorporation by Reference List

We note that the SAI hyperlink in number one should go directly to the SAI.

RESPONSE:

The Registrant notes that, due to technical constraints, a URL cannot be applied to go directly to the first page of the referenced SAI. Unlike a hyperlink to a different location within a single filing, a hyperlink from the Registration Statement to a separately filed document can only go to the first page of that separate filing. As a result, the hyperlink to the incorporated by reference SAI can only go to the cover page of the Rule 485b filing that contains the SAI, rather than directly to the first page of the SAI within that separate filing.

The Registrant verified that the URL applied to the SAI is correct as contained in the filing.

COMMENT 8. Summary

Add a brief discussion and comparison of the risk factors of the Reorganizing Fund and the Surviving Fund.

In addition, add a brief discussion of the investment objective and policies and compare the differences.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“Each Fund’s investment objective is to provide current income. The Funds have substantially similar principal investment strategies and substantially similar principal risks, with both Funds primarily investing in investment-grade mortgage-backed securities (“MBS”) issued by or guaranteed by the U.S. government and its agencies and instrumentalities. However, the Reorganizing Fund also includes in its principal investment strategies commercial mortgage-backed securities (“CMBS”); non-agency MBS, which are those not issued or guaranteed by U.S. government-sponsored enterprises (“GSEs”); and short sales of U.S. Treasury securities and futures contracts. The Surviving Fund does not include these investments in its principal investment strategies. Because the Reorganizing Fund and the Surviving Fund have the same investment objective and substantially similar principal investment strategies, certain of their principal risks are the same. Differences between the principal risks of the Funds track the differences in the principal investment strategies described above. There are no material differences between the fundamental investment limitations of the Reorganizing Fund and the Surviving Fund.”

COMMENT 9. Summary – Reasons for the Proposed Reorganization

a.	The paragraph beginning “By contrast …” the Staff notes the concept of subsidizing the Reorganizing Fund in Romanette (i). What is the need to subsidize the Reorganizing Fund? Please clarify and elaborate this statement.
b.	In the paragraph beginning “In considering….”, the Staff notes the disclosures in (A) and (B) and believes that the parenthetical disclosure in (B) regarding subsidizing the Reorganizing Fund is not true. Reducing voluntary waivers would not increase assets and would only benefit the Adviser and its affiliates by increasing their revenue. Revise the disclosure to track to the benefits described earlier.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined and deletions stricken):

“By contrast, the Adviser and its affiliates, with respect to the Reorganizing Fund, will benefit from the Reorganization as a result of: (i) the elimination of the need to “subsidize” the Reorganizing Fund through waiving certain amounts of their respective fees and/or reimbursing expenses of the Reorganizing Fund; and (ii) the increase in the assets of the Surviving Fund (which would increase asset-based fee revenue for the Adviser and its affiliates). Except for these two benefits, the Adviser and its affiliates would not receive a monetary benefit from the Reorganization.

In considering these benefits to the Adviser, with respect to the Reorganizing Fund, the Adviser considered the fact that, instead of reorganizing the Reorganizing Fund in a Reorganization that the Adviser believes will be beneficial to the Reorganizing Fund’s shareholders, the Adviser and its affiliates could have either: (A) reduced their voluntary waivers on the Reorganizing Fund’s share classes ~~(which could have provided the Adviser with the same two benefits noted above)~~; or (B) proposed to liquidate the Reorganizing Fund, ~~(which could have provided the Adviser with the first benefit noted above–the elimination of the need to “subsidize” the Reorganizing Fund~~ which would have been a taxable event for Reorganizing Fund shareholders~~)~~, each of which could have provided the Adviser with the first benefit noted above–the elimination of the need to “subsidize” the Reorganizing Fund.”

COMMENT 10. Comparative Fee Tables Introduction

As referenced in Comment #2, please flow through the disclosure that net expenses of the Surviving Fund could increase after the March 1, 2025 waiver expiration date.

RESPONSE:

The Registrant will apply disclosure changes throughout the Registration Statement consistent with the response to Comment #2 above.

COMMENT 11. Class A Shares Fee Table

Please confirm the placement of Footnote 1 at the top of the Class A fee table is accurate.

RESPONSE:

The Registrant confirms that the first placement of Footnote 1 is in error and will revise the fee table to remove the footnote from the header.

COMMENT 12. All Fee Tables

Please confirm supplementally the fees and expenses are current for all share classes.

RESPONSE:

Supplementally, the Registrant confirms the Registration Statement reflects the current fees and expenses for all share classes.

COMMENT 13. All Fee Tables

The Staff notes the following in the footnotes of all fee tables:

“….. (after voluntary waivers and/or reimbursement)…..” Please remove the parenthetical or confirm supplementally what this disclosure is addressing.

RESPONSE:

The Registrant will respond as requested.

COMMENT 14. Comparison of Potential Risk and Returns; Performance Information

On page 13, please remove the last paragraph which begins “The average annual total return tables…..” as it appears to be a summary of information that is presented elsewhere in the document and is redundant.

RESPONSE:

The Registrant will respond as requested.

COMMENT 15: Reorganizing Fund: Risk/Return Bar Chart

In the introductory paragraph for the bar chart, please change the references to the Fund, to “Reorganizing Fund” for clarity.

RESPONSE:

The Registrant will respond as requested.

COMMENT 16: Reorganizing Fund: Average Annual Total Return Table

The Staff notes that the average annual total return table for the Reorganizing Fund contains a second index. Please revise the narrative in the introductory paragraph to the section explaining the rationale for the use of the additional index pursuant to the instructions to Form N-14 Item 4(b)(3).

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“The Reorganizing Fund’s IS class commenced operations on April 28, 2020. For the periods prior to commencement of operations of the Reorganizing Fund’s IS class, the performance information shown below and in the bar chart above is for the Reorganizing Fund’s F class. The performance of the F class has not been adjusted to reflect the expenses of the IS class since the IS class has a lower expense ratio than the F class. The performance shown in the table has been adjusted to reflect differences between the sales loads and charges imposed on the purchase and redemption of the Reorganizing Fund’s F class and IS class. In addition to Return Before Taxes, Returns After Taxes is shown for the Reorganizing Fund’s F class to illustrate the effect of federal taxes on Reorganizing Fund returns. After-tax returns are shown only for the F class, and after-tax returns for A, C and IS classes will differ from those shown for the F class. Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown. After-tax returns are calculated using a standard set of assumptions. The stated returns assume the highest historical federal income and capital gains tax rates. These after-tax returns do not reflect the effect of any applicable state and local taxes. After-tax returns are not relevant to investors holding shares through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plans. The table compares the Reorganizing Fund’s performance to that of a Blended Index and the Lipper General U.S. Government Funds Average to show how the Reorganizing Fund’s performance compares with the returns of similar investments.”

COMMENT 17: Surviving Fund: Risk/Return Bar Chart

In the lead in paragraph for the bar chart, please change the references to the Fund, to “Surviving Fund” for clarity.

RESPONSE:

The Registrant will respond as requested.

COMMENT 18: Surviving Fund: Average Annual Total Return Table

The Staff notes that the average annual total return table for the Surviving Fund contains a second index. Please revise the narrative in the introductory paragraph to the section explaining the rationale for the use of the additional index pursuant to the instructions to Form N-14 Item 4(b)(3).

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“In addition to Return Before Taxes, Return After Taxes is shown for the Surviving Fund’s IS class to illustrate the effect of federal taxes on Surviving Fund returns. After-tax returns are shown only for the IS class, and after-tax returns for the SS class will differ from those shown for the IS class. Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown. After-tax returns are calculated using a standard set of assumptions. The stated returns assume the highest historical federal income and capital gains tax rates. These after-tax returns do not reflect the effect of any applicable state and local taxes. After-tax returns are not relevant to investors holding Shares through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan. The table compares the Surviving Fund’s performance to that of the Lipper U.S. Mortgage Funds Average to show how the Surviving Fund’s performance compares with the returns of similar investments.”

COMMENT 19.  Comparison of Investment Objectives and Strategies

On page 18, please add disclosure relating to the principal investments of the Surviving Fund that clarifies what the Surviving Fund does invest in.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined and deletions stricken):

“The Funds have substantially similar principal investment strategies and substantially similar principal risks, with both Funds primarily investing in investment-grade mortgage-backed securities (“MBS”) issued by or guaranteed by the U.S. government and its agencies and instrumentalities. However, the Reorganizing Fund also includes in its principal investment strategies commercial mortgage-backed securities (“CMBS”); non-agency MBS, which are those not issued or guaranteed by U.S. government-sponsored enterprises (“GSEs”); and short sales of U.S. Treasury securities and futures contracts. The Surviving Fund does not include these investments in its principal investment strategies.”

COMMENT 20.  Comparison of Principal Risks

On page 18, with respect to the third paragraph, the Staff notes the sentence regarding the Reorganizing Fund’s principal investments.  This sentence should be added to the Summary section.

In addition, the Staff notes the following sentence which states:

“Because the Reorganizing Fund and the Surviving Fund have the same investment objective and substantially similar principal investment strategies, certain of their principal risks are the same.”

Please add this to the Summary section as well.

RESPONSE:

Please see the Registrant’s response to Comment #8.

COMMENT 21. Board Considerations Relating to the Reorganization

The Staff believes that the performance comparison disclosure appearing on page 25 in the first bullet point should be used consistently throughout the Registration Statement, including in response to earlier comments herein.

RESPONSE:

The Registrant will respond as requested.

COMMENT 22. Share Ownership of the Funds

Please confirm that the shareholder percentage ownership information will be updated as of the record date.

Also, confirm that any bracketed information in this section will be confirmed and that any disclosure that is not applicable will be deleted.

RESPONSE:

The Registrant confirms that the information will be updated and confirmed as of the record date.

COMMENT 23. Agreement and Plan of Reorganization

On page A-4, the Staff notes the second paragraph of Article 1.10:

“In connection with the Reorganization, a Reorganizing Fund Shareholder will initially acquire the Surviving Fund Shares pursuant to the terms of this Agreement at NAV, but subsequent purchases of such Surviving Fund Shares will be subject to any sales loads (including any front-end sales load) applicable to purchases of such Surviving Fund Shares.”

Considering the Surviving Fund does not have any sales loads, please revise this disclosure.

RESPONSE:

The Registrant will revise the disclosure as follows (deletions stricken):

“In connection with the Reorganization, a Reorganizing Fund Shareholder will ~~initially~~ acquire the Surviving Fund Shares pursuant to the terms of this Agreement at NAV~~, but subsequent purchases of such Surviving Fund Shares will be subject to any sales loads (including any front-end sales load) applicable to purchases of such Surviving Fund Shares~~.”

Part C

COMMENT 24. Tax Opinion

The Staff reminds the Registrant that with respect to the executed Tax Opinion, the following must be addressed:

a.	Counsel issuing the Tax Opinion must be identified in the Registration Statement;
b.	Counsel must provide a consent to the use of their name in the Registration Statement and this consent must be filed as an exhibit to the Registration Statement; and
c.	The conformed version of the executed Tax Opinion must be reproduced as an exhibit to the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal
Federated Hermes, Inc.